Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for July 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for July 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In July 2016, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 7.12% as compared to the same period last year (a year-on-year (“YoY”) basis) . Of which, passenger capacity for domestic routes increased by 3.13%, passenger capacity on regional routes decreased by 14.26% and passenger capacity for international routes increased by 21.02%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 6.29%. Of which, passenger traffic for domestic routes increased by 2.25%, passenger traffic on regional routes decreased by 15.03% and passenger traffic on international routes increased by 19.85%, respectively as compared to the same period last year. The passenger load factor was 80.39%, representing a decrease of 0.63 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 0.69 percentage point, 0.68 percentage point and 0.80 percentage point as compared to the same period last year, respectively.

In terms of cargo operations, in July 2016, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 4.70% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 9.16% as compared to the same period last year. The cargo load factor was 52.86%, representing an increase of 2.16 percentage points as compared to the same period last year.

In July 2016, the Group introduced one B777-300ER aircraft, four B737-800 aircraft and three A321 aircraft. As of the end of July 2016, the Group operated a fleet of 692 aircraft.

  KEY OPERATION DATA OF JULY 2016

	July 2016			Cumulative 2016
Capacity	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	12943.49	16.91	2.25	81503.65	1.15
Regional	261.41	4.09	-15.03	1934.89	-6.00
International	5086.69	10.54	19.85	33249.97	28.47
Total	18291.58	14.86	6.29	116688.51	7.53
RTK (in million)
Domestic	1257.3	12.62	2.52	8134.5	1.29
Regional	24.43	2.57	-14.27	181.06	-6.05
International	815.24	4.12	15.11	5366.24	22.69
Total	2096.97	9.04	6.82	13681.80	8.61
RTK - Cargo and Mail (in million)
Domestic	132.67	-1.42	6.21	951.22	2.76
Regional	1.92	17.05	-3.04	11.67	-5.29
International	376.25	-0.26	10.31	2448.66	16.62
Total	510.84	-0.51	9.16	3411.55	12.31
Passengers carried (in thousand)
Domestic	8813.00	16.24	1.16	55328.33	-0.01
Regional	199.77	8.12	-11.64	1443.42	-3.68
International	1243.01	12.66	22.83	8148.42	23.53
Total	10255.79	15.62	3.07	64920.16	2.35
Cargo and mail carried (in thousand tonnes)
Domestic	81.81	-1.22	6.13	587.19	2.17
Regional	1.76	18.38	1.93	10.62	-3.13
International	43.10	1.11	9.83	280.92	14.56
Total	126.67	-0.21	7.30	878.72	5.76

	July 2016			Cumulative 2016
Capacity	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16193.98	18.54	3.13	101949.92	2.51
Regional	346.92	1.67	-14.26	2606.69	-7.05
International	6211.59	8.73	21.02	41088.48	28.89
Total	22752.49	15.41	7.12	146645.09	8.58
ATK (in million)
Domestic	1837.68	18.12	1.46	11807.43	1.95
Regional	39.87	1.97	-15.11	307.09	-6.59
International	1136.65	3.89	16.40	7826.42	25.39
Total	3014.19	12.09	6.33	19940.94	9.86
ATK - Cargo and Mail (in million)
Domestic	380.22	16.53	-4.47	2631.94	0.02
Regional	8.65	3.06	-18.03	72.48	-5.09
International	577.60	-0.41	12.25	4128.46	22.42
Total	966.50	5.67	4.70	6832.88	12.38

	July 2016			Cumulative 2016
Load Factor	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	79.93	-1.12	-0.69	79.94	-1.07
Regional	73.35	1.75	-0.68	74.23	0.83
International	81.89	1.34	-0.80	80.92	-0.26
Total	80.39	-0.38	-0.63	80.12	-0.78
Cargo and Mail Load Factor
Domestic	34.89	-6.36	3.51	36.14	0.96
Regional	22.19	2.66	3.43	16.11	-0.04
International	65.14	0.10	-1.15	59.31	-2.95
Total	52.86	-3.28	2.16	49.93	-0.03
Overall Load Factor (RTK/ATK)
Domestic	68.42	-3.34	0.71	68.89	-0.45
Regional	61.28	0.36	0.60	58.96	0.34
International	71.72	0.16	-0.80	68.57	-1.51
Total	69.57	-1.95	0.32	68.61	-0.79

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 August 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.